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                                    UNITED STATES
                          SECURITIES AND EXCHANGE COMMISSION
                                WASHINGTON, D.C. 20549


                                     SCHEDULE 13D
                      Under the Securities Exchange Act of 1934
                                  (Amendment No. 6)

                                     CORCOM, INC.
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                                  (Name of Issuer)
                            Common Stock (no par value)
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                           (Title of Class of Securities)
                                    218356 10 3
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                                   (CUSIP Number)
                              Omicron Capital Partners
            980 Ikena Circle, Honolulu, HI 96821 Attn: Carolyn A. Berry
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            (Name, Address and Telephone Number of Person Authorized to
                        Receive Notices and Communications)
                                   June 19, 1998
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              (Date of Event which Requires Filing of this Statement)


     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. / /

     NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

     * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.


                                     PAGE 1 OF 4
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CUSIP No. 218356 10 3

1.   NAME OF REPORTING PERSONS.
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

          Omicron Capital Partners

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

     (a)  / /

     (b)  / /

3.   SEC USE ONLY

4.   SOURCE OF FUNDS (SEE INSTRUCTIONS)

          Not Applicable

5.   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d)
     OR 2(e)   / /

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

          HI

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
WITH

          7.   SOLE VOTING POWER

               -0-

          8.   SHARED VOTING POWER

               -0-

          9.   SOLE DISPOSITIVE POWER

               -0-


                                     PAGE 2 OF 4
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CUSIP No. 218356 10 3


10.  SHARED DISPOSITIVE POWER

          -0-

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          -0-

12.  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE
     INSTRUCTIONS)   / /

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          -0-

14.  TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

          PN


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CUSIP No. 218356 10 3


     Item 5 of the Schedule 13D filed by the undersigned, as heretofore amended, is further amended as follows:

     Item 5.  Interest in Securities of the Issuer

          As a result of the consummation on June 19, 1998 of the merger of RF Acquisition Corp., a wholly owned subsidiary of Communications Instruments, Inc., with and into Corcom, Inc., in which each outstanding share of common stock of Corcom, Inc. was converted into the right to receive $13.00 in cash, the undersigned is no longer the beneficial owner of any shares of common stock of Corcom, Inc.

                                      SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.


OMICRON CAPITAL PARTNERS

By: /s/ Carolyn A.  Berry
   Name: Carolyn A. Berry
   Title:   General Partner

   Dated: June 30, 1998


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